FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2008

Commission File Number: 000-33295

3SBIO INC.

(Translation of registrant’s name into English)

No. 3 A1, Road 10

Shenyang Economy & Technology Development Zone

Shenyang 110027

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-      N/A

3SBIO INC.

FORM 6-K

3SBio Inc. is furnishing under the cover of Form 6-K:

Exhibit 99.1	Press release, dated September 15, 2008, regarding the results of the 2008 Annual General Meeting held by 3SBio Inc.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

3SBIO INC.

By:	/s/ Kevin Sow Peng Teo
Name:	Kevin Sow Peng Teo
Title:	Chief Financial Officer

Date: September 16, 2008

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 99.1	Press release, dated September 15, 2008, regarding the results of the 2008 Annual General Meeting held by 3SBio Inc.

Exhibit 99.1

FOR IMMEDIATE RELEASE

Contacts:
Investor Contact: Kevin Teo, CFO 3SBio Inc. +86 24 2581 1820	Investor Relations (US): Mahmoud Siddig Taylor Rafferty +1 (212) 889-4350

Investor Relations (HK): Ruby Yim Taylor Rafferty +852 3196 3712	Media Contact: Jason Marshall Taylor Rafferty +1 (212) 889-4350

3SBIO INC. ANNOUNCES RESULTS OF ANNUAL GENERAL MEETING

SHENYANG, PRC — September 15, 2008 — 3SBio Inc. (NASDAQ: SSRX), a leading China-based biotechnology company focused on researching, developing, manufacturing and marketing biopharmaceutical products, today announced the results of the shareholder votes at its 2008 Annual General Meeting of Shareholders held on September 12, 2008 (Friday) at 10:00 a.m. (Beijing time).

At the meeting, the Company’s shareholders re-elected Dr. Jing Lou, Liping Xu, Bin Huang, Lawrence S. Wizel, Mingde Yu and Moujia Qi to serve as members of the Board of Directors until the next annual meeting of shareholders to take place in 2009. They also approved the appointment of KPMG to serve as the Company’s independent registered public accountants for the year ending December 31, 2008.

About 3SBio Inc.

3SBio Inc. is a leading, fully integrated biotechnology company focused on researching, developing, manufacturing and marketing biopharmaceutical products, primarily in China. For more information, please visit 3SBio on the web at www.3sbio.com.

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